SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TELESP CELULAR PARTICIPAÇÕES S.A.

(Name of Issuer)

Preferred Shares, without par value

American Depositary Shares (as evidenced by

American Depositary Receipts),

each representing 2,500 preferred shares

(Title of Class of Securities)

87952L1089 (American Depositary Shares)

(CUSIP Number)

Telefónica, S.A.

Gran Via 28

28013 Madrid, Spain

+34 91 584-0306

Aitor Goyenechea

Telefónica Móviles, S.A.

Calle Goya 24,

28001 Madrid, Spain

+34 91 423 – 4030

(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: TELEFÓNICA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: None 8 SHARED VOTING POWER: 512,693,071,463 (1)[1] 9 SOLE DISPOSITIVE POWER: None 10 SHARED DISPOSITIVE POWER: 512,693,071,463 (1)[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 512,693,071,463 (1)[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [50.1]%
14	TYPE OF REPORTING PERSON: CO
(1)	Through its subsidiary Telefónica Móviles, S.A., Telefónica, S.A. holds a 50% interest in Brasilcel N.V. Brasilcel N.V. has sole voting and dispositive power over the preferred shares listed in Row (11). Telefónica Móviles S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of Amendment No. 1 to the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Because Telefónica Móviles, S.A. is its subsidiary, Telefónica, S.A. may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

[1]	512,693,071,463 plus the total number of preferred shares (including preferred shares underlying ADSs) subscribed or to be subscribed for by Brasilcel, N.V. and Portelcom Participações by the end of the first reoffering round on December 23, 2004.
[2]	See footnote 1.
[3]	See footnote 1.

CUSIP No.: 87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: TELEFÓNICA MÓVILES, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: None 8 SHARED VOTING POWER: 512,693,071,463 (1)[4] 9 SOLE DISPOSITIVE POWER: None 10 SHARED DISPOSITIVE POWER: 512,693,071,463 (1)[5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 512,693,071,463 (1)[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [50.1]%
14	TYPE OF REPORTING PERSON: CO
(1)	Telefónica Móviles, S.A. holds a 50% interest in Brasilcel N.V., which has sole voting and dispositive power over the preferred shares listed in Row (11). Telefónica Móviles, S.A., on the one hand, and Portugal Telecom, SGPS, S.A. and PT Móveis, SGPS, S.A., on the other hand, have equal voting rights in Brasilcel N.V. pursuant to the joint venture arrangement described in Item 6 of Amendment No. 1 to the Statement on Schedule 13D filed on October 13, 2004 by the Reporting Persons. Telefónica Móviles, S.A. therefore may be deemed to share voting and dispositive power over the preferred shares listed in Row (11).

[4]	See footnote 1.
[5]	See footnote 1.
[6]	See footnote 1.

CUSIP No.: 87952L1089	SCHEDULE 13D

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: BRASILCEL N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 512,693,071,463 (1)[7] 8 SHARED VOTING POWER: None 9 SOLE DISPOSITIVE POWER: 512,693,071,463 (1)[8] 10 SHARED DISPOSITIVE POWER: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 512,693,071,463 (1)[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.1%
14	TYPE OF REPORTING PERSON: CO
(1)	Brasilcel holds or has the right to acquire within 60 days 512,693,071,463[10] preferred shares, and Brasilcel’s indirect wholly owned subsidiary Portelcom Participações S.A. holds directly an additional [719,908] preferred shares. A portion of the preferred shares beneficially owned by Brasilcel are held in the form of American Depositary Shares, or ADSs. See Item 5.

[7]	See footnote 1.
[8]	See footnote 1.
[9]	See footnote 1.
[10]	See footnote 1.

SCHEDULE 13D

Preliminary Statement

This Amendment No. 3 amends and restates the Schedule 13D filed July 16, 2003, as amended by Amendment No. 1 filed on October 13, 2004 (“Amendment No. 1”), and Amendment No. 2 filed on October 19, 2004, by the entities identified on the cover pages of this Schedule 13D (collectively, the “Reporting Persons”). This amendment relates to the preferred shares, no par value (ações preferenciais), of Telesp Celular Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, or TCP. The address of the principal executive office of TCP is Avenida Roque Petroni Júnior, 1,464 – Morumbi, 04707-000 São Paulo, SP, Brazil, and the company’s phone number is (55) 11-5105-1207.

The Reporting Persons are filing this Amendment No. 3 to report an increase in beneficial ownership of preferred shares of TCP in connection with TCP’s previously announced rights offering and to make certain other changes.

Item 2 is hereby amended by amending and restating the portion of Schedule 1 to Amendment No. 1 that sets forth information regarding the board of directors of Brasilcel N.V., or Brasilcel, in its entirety as set forth in Schedule 1 to this document. Items 3, 4 and 5 are hereby amended and restated in their entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration.

In October 2002, in connection with the joint agreement with Portugal Telecom, SGPS, S.A., or Portugal Telecom, and PT Móveis, SGPS, S.A. described in Item 6 to Amendment No. 1, which created Brasilcel (which has operated under the brand name Vivo since April 2003), Telefónica Móviles acquired 172,016,089,469 preferred shares, or 22.6% of TCP’s preferred shares (corresponding to 14.7% of TCP’ s total share capital), from Portugal Telecom for Euro 200,305,535.00. In December 2002, Telefónica Móviles transferred to Brasilcel all of its shares held directly and indirectly in TCP to Brasilcel.

On November 9, 2004, TCP commenced an offering of preemptive rights to holders of its existing preferred shares and common shares. The rights exercise period for holders of ADSs representing preferred shares expired on December 10, 2004, and the rights exercise period for holders of preferred shares in Brazil expired on December 17, 2004. During the rights exercise period, Brasilcel subscribed for 133,077,526,590 new preferred shares of TCP (including 252,369 preferred shares subscribed for on behalf of its wholly owned subsidiary Portelcom Participações S.A., or Portelcom Participações, and 28,543,637,500 preferred shares represented by ADSs) for a total price of R$665,387,632.95 plus, with respect to the preferred shares represented by ADSs, currency conversion expenses, ADS issuance fees and Brazilian financial transaction taxes. On December 21, 2004, TCP commenced the first reoffering round for holders of ADSs representing preferred shares, and such reoffering round expired on December 23, 2004. During the first reoffering round, Brasilcel subscribed for 2.238.762.424 new preferred shares of TCP (including 5.405 preferred shares subscribed for on behalf of its wholly owned subsidiary Portelcom Participações) for a total price of R$ 11,193,812.12. Brasilcel obtained the necessary funds from a capital increase from its controlling shareholders Portugal Telecom and Telefónica Móviles. Portugal Telecom obtained the funds for its portion of the capital contribution to Brasilcel from available funds including issuances of commercial paper under an existing commercial paper facility available for general corporate purposes. Telefónica Móviles obtained the funds for its portion of the capital contribution to Brasilcel from Telefónica, which obtained the funds from existing working capital credit lines. The new preferred shares are expected to be delivered by TCP on or about January 12, 2005, and the new ADSs are expected to be delivered promptly thereafter.

Item 4. Purpose of Transaction.

The purpose of the contribution by Telefónica Móviles and Portugal Telecom of their interests in various cellular telecommunications companies in Brazil, including TCP, to Brasilcel (and the purpose of the related acquisition by Telefónica Móviles of shares of TCP in October 2002), was to create the leading cellular telecommunications operator in Brazil.

On October 8, 2004, TCP announced a capital increase in an amount of up to R$2,054 million, to be effected through offerings of preemptive rights described in Item 3 above. Brasilcel, on behalf of itself and Portelcom Participações, fully exercised the rights it received in the rights offering and acquired additional preferred shares in the first reoffering round in order to participate in the capital increase and to avoid the dilution of their ownership interest in TCP. In addition, Brasilcel and Portelcom Participações have indicated their intention, depending on market conditions, to subscribe for any remaining common shares and preferred shares to which they are entitled in the second reoffering round for direct holders of common shares and preferred shares and have indicated that they may purchase additional common shares and preferred shares in any public auction at the São Paulo Stock Exchange that may be held with respect to shares that remain unsubscribed after the reoffering rounds. Through any such further purchases, the percentage of TCP’s preferred shares beneficially owned by the Reporting Persons may increase. However, Brasilcel did not subscribe for additional ADSs that were available in the first reoffering round and will not subscribe for additional ADSs that may be available to ADS holders in connection with the second reoffering round. Neither Brasilcel nor Portelcom Participações is obligated to purchase any shares in the second reoffering round or any public auction, and they may determine not to do so.

Item 5. Interest in Securities of the Issuer.

(a) Each of Brasilcel, Telefónica and Telefónica Móviles may be deemed to be beneficial owners pursuant to the Exchange Act of the 512,692,351,55511 preferred shares of TCP, or 50.1%, of TCP’s preferred shares that are held by Brasilcel or that Brasilcel has the right to acquire within 60 days pursuant to the rights offering described in Items 3 and 4 above. For purposes of this calculation, the Reporting Persons have assumed an outstanding preferred share number of 897,716,776,986 (or 762,400,487,973 preferred shares outstanding prior to the rights offering plus 135,316,289,013 preferred shares subscribed for in the initial rights exercise period and in the first reoffering round) because the preferred shares that Brasilcel has the right to acquire within 60 days will be issued only if preferred shares are issued to all shareholders who subscribed for preferred shares in the initial exercise rights period). Of the preferred shares held by Brasilcel or that Brasilcel has the right to acquire within 60 days, 109,966,910,000 of the preferred shares held by Brasilcel or that Brasilcel has the right to acquire within 60 days are in the form of 43,986,764 ADSs, each of which represents 2,500 preferred shares of TCP. Each of Brasilcel, Telefónica and Telefónica Móviles may be deemed to be beneficial owners pursuant to the Exchange Act of the 719,908 preferred shares of TCP held directly by Portelcom Participações. Portugal Telecom, TMN – Telecomunicações Móveis Nacionais S.A., or TMN (a wholly owned subsidiary of Portugal Telecom), and PT Móveis, SGPS, S.A., or PT Móveis, may be deemed to be beneficial owners pursuant to the Exchange Act of the shares of TCP held by Brasilcel and Portelcom Participações and may be deemed, together with Telefónica, Telefónica Móviles, Brasilcel and Portelcom Participações, to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. However, the Reporting Persons disclaim membership in a group within the meaning of Section 13(d)(3) of the Exchange Act. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto beneficially owns any preferred shares of TCP.

(b) Brasilcel has sole power to vote or to dispose of the preferred shares of TCP it holds and will have the sole power to vote or to dispose of the preferred shares of TCP it acquires in the rights offering (subject to customary limitations on voting pursuant to the applicable deposit agreement with respect to preferred shares held in the form of ADSs). Portelcom Participações and its parent Brasilcel each may be deemed to have sole power to vote or to dispose of preferred shares of TCP that Portelcom Participações holds directly. Pursuant to the joint venture arrangement described in Item 6 to Amendment No. 1, Telefónica Móviles, on one hand, and, Portugal Telecom and PT Móveis (and its parent TMN), on the other hand, have equal voting rights in Brasilcel and therefore each may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel. Telefónica, as the parent of Telefónica Móviles, may therefore also be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel.

[11]	512,692,351,555 plus the total number of preferred shares (including preferred shares underlying ADSs) subscribed or to be subscribed for by Brasilcel N.V. by the end of the first reoffering round on December 23, 2004.

Pursuant to Item 5(b) of the instructions to Schedule 13D, the Reporting Persons are required to provide certain information regarding Portugal Telecom and PT Móveis, with whom they may be deemed to share the power to vote or to dispose of preferred shares of TCP held directly and indirectly by Brasilcel. The information contained in Item 2 to the Schedule 13D filed by Portugal Telecom, TMN, PT Móveis, Brasilcel and Portelcom Participações on October 13, 2004 with respect to the preferred shares of TCP (except for the information in such Item 2 relating to Brasilcel, Portelcom Participações and their directors and officers), as such information may have been amended on or about the date hereof or may be amended after the date hereof by such persons, is hereby incorporated by reference into this document. However the Reporting Persons have not independently verified that information and take no responsibility therefor.

(c) None of the Reporting Persons has effected any transaction in the preferred shares of TCP in the past 60 days other than those transactions described in Items 3 and 4 above. To the knowledge of the Reporting Persons, none of the persons listed on Schedule 1 hereto has effected any transactions in the preferred shares of TCP in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the preferred shares of TCP held directly and indirectly by Brasilcel, except for the rights and powers of Portugal Telecom and PT Móveis under the joint venture arrangement described in Item 6 to Amendment No. 1 and the rights and powers of TMN as the controlling shareholder of PT Móveis.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASILCEL N.V.

By:	/s/ Francisco José Azevedo Padinha
Name:	Francisco José Azevedo Padinha
Title:	Attorney-in-fact

By:	/s/ Paulo Cesar Teixeira
Name:	Paulo Cesar Teixeira
Title:	Attorney-in-fact

Dated: December 30, 2004

[Signature Page to Amendment No. 3 to Schedule 13D]

TELEFÓNICA, S.A.

By:	/s/ Antonio J. Alonso Ureba
Name:	Antonio J. Alonso Ureba
Title:	General Secretary and Secretary of the
Board of Telefónica S.A.

Dated: December 30, 2004

[Signature Page to Amendment No. 3 to Schedule 13D]

TELEFÓNICA MÓVILES, S.A.

By:	/s/ Antonio Hornedo Mugiro
Name:	Antonio Hornedo Mugiro
Title:	General Counsel

Dated: December 30, 2004

[Signature Page to Amendment No. 3 to Schedule 13D]

SCHEDULE 1

BOARD OF DIRECTORS OF BRASILCEL

BRASILCEL N.V.

Board of Directors (Brasilcel N.V. does not have executive officers.)

(a)	Mr. Zeinal Abedin Mahomed Bava
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Financial Officer of Portugal Telecom, SGPS, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Álvaro José Roquette Morais
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Director and Chief Operating Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A.
(d)	Portugal

(a)	Mr. Carlos Manuel de Lucena e Vasconcellos Cruz
(b)	Avenida Fontes Pereira de Melo, 40, 1069-300 Lisbon, Portugal
(c)	Chief Executive Officer of Portugal Telecom Investimentos Internacionais — Consultoria Internacional S.A. and PT Ventures, SGPS, S.A.; Director and Executive Officer of Portugal Telecom, SGPS, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Harry Dirk Hilbert Moraal
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Head of Client Relations, ABN AMRO Trust (Amsterdam)
(d)	The Netherlands

(a)	Mr. Paul Johannes Antonius Wilbrink
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Hendrik Justus Wirix
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Deputy Manager and Chief Legal Counsel, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Ms. Lara Ieka Runne
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Corporate lawyer, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Marcus Antonius Joseph Persel
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Carlos David Maroto Sobrado
(b)	Aert van Nesstraat 45, 3012 CA Rotterdam, The Netherlands
(c)	Executive Managing Director of Telefónica Europe B.V.
(d)	Spain

(a)	Mr. Antonio Pedro de Carvalho Viana Baptista
(b)	Pº Recoletos, 7-9, 3[a] Planta, 28004, Madrid, Spain.
(c)	Chairman and Chief Executive Officer of Telefónica Móviles, S.A. Member of the Board of Directors of Tele Leste Celular Participações S.A.
(d)	Portugal

(a)	Mr. Ignacio Aller Mallo
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Member of the Board of Directors of Telefónica Móviles Mexico, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. Félix Pablo Ivorra Cano
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Executive Vice-President for Brazil and Latin America of Telefónica Móviles, S.A.; Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. Ernesto Lopez Mozo
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Chief Financial Officer and General Manager for Finance and Management Control of Telefónica Móviles, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. Robertus Hendrikus Lukas de Groot
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Client Relationship Manager ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Alexander Daniël de Vreeze
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Head of Commercial Organization and member of the management team, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Fernando Xavier Ferreira
(b)	Rua Martiniano de Carvalho, 851, 21 andar, 01321-001 São Paulo, SP, Brazil
(c)	Chief Executive Officer of Telesp Comunicações S.A. — TELESP. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Brazil

(a)	Mr. Eduardo Perestrelo Correia de Matos
(b)	Av. Brigadeiro Faria Lima, 2277, 15º andar, Suite 1503, 01452-000, São Paulo, SP, Brazil
(c)	President of Portugal Telecom Brasil S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Pedro Manuel Brandão Rodrigues
(b)	Avenida Álvaro Pais, 02, 1649-041 Lisbon, Portugal
(c)	Director and Executive Officer of TMN — Telecomunicações Móveis Nacionais, S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Portugal

(a)	Mr. Paul Jozef Schmitz
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Senior Account Manger, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Benjamin de Koe
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Chief Accounting Officer and Client Relationship Manager, ABN AMRO Trust Company (Nederland) B.V.
(d)	The Netherlands

(a)	Mr. Luis Miguel Gilperez López
(b)	C/ Goya, 24, 28001, Madrid, Spain
(c)	Executive Director of International Area of Telefónica Móviles S.A. Member of the Board of Directors of Brasilcel N.V, Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A.
(d)	Spain

(a)	Mr. J.C.W. van Burg
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Managing Director, ABN AMRO Trust Company (Netherlands) B.V.
(d)	The Netherlands

(a)	Mr. C.J.P. Kluft
(b)	Strawinskylaan, 3105, 1077 ZX, Amsterdam, The Netherlands
(c)	Assistant to the Head of the Legal Department, ABN AMRO Trust Company (Netherlands) B.V.
(d)	The Netherlands

(a)	Mr. Shakhaf Wine
(b)	Praia de Botafogo, 501, 22250-040, Rio de Janeiro, RJ, Brazil
(c)	Member of the board of directors of each of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Participações S.A., Tele Sudeste Participações S.A., Celular CRT Participações S.A, Universo Online S.A. and Banco1.Net S.A.
(d)	Brazil

EXHIBIT INDEX

1.	Joint Filing Agreement dated October 12, 2004.*

2.	Shareholders Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Telefónica, S.A. filed on June 30, 2003 (the “2002 Telefónica 20-F”) (SEC file number 001-09531).*

3.	Subscription Agreement by and among Telefónica Móviles, S.A., Portugal Telecom SGPS, S.A., PT Móveis SGPS, S.A. and Brasilcel B.V. on October 17, 2002, incorporated by reference to Exhibit 4.4 to the 2002 Telefónica 20-F.*

4.	Power of Attorney of Brasilcel N.V.*

*	Previously included as an exhibit.